Exhibit 23.8
China Xiniya Fashion Limited
     Pursuant to Rule 438 under the U.S. Securities Act of 1933, as amended, I hereby consent to the reference of my name as a director of China Xiniya Fashion Limited (the “Company”), effective immediately upon the completion of the initial public offering of the American depositary shares representing the ordinary shares of the Company.
Dated: October 19, 2010

/s/ Bin Yang
Bin Yang